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CUSIP No. 6002551103	Page 1 of 4 Pages
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

MINDARROW SYSTEMS, INC. (Name of Issuer)
Common Stock (Title of Class of Securities)
6002551103 (CUSIP Number)
Robert Webber 21120 Main Street, Suite 200 Huntington Beach, California 92648 (714) 536-6200 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 12, 2002 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or240.13d-1(g), check the following box    ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 6002551103	Page 2 of 4 Pages

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons EastWest Venture Group, L.L.C.

(2)	Check the Appropriate Box if a Member (a)	☐
	of a Group* (b)	☒

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) WC

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 4,171,429

	(8)	Shared Voting Power 5,942,857

	(9)	Sole Dispositive Power 4,171,429

	(10)	Shared Dispositive Power 5,942,857

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,942,857

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) [17.8%]

(14)	Type of Reporting Person (See Instructions) OO

Instructions for Cover Page

(1)
Names and I.R.S. Identification Numbers of Reporting Persons—Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2)
If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with OTHER persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)
The 3rd row is for SEC internal use; please leave blank.

CUSIP No. 6002551103	Page 3 of 4 Pages

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons East-West Capital Associates, Inc.

(2)	Check the Appropriate Box if a Member (a)	☐
	of a Group* (b)	☒

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) WC

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 1,771,428

	(8)	Shared Voting Power 5,942,857

	(9)	Sole Dispositive Power 1,771,428

	(10)	Shared Dispositive Power 5,942,857

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,942,857

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) [17.8%]

(14)	Type of Reporting Person (See Instructions) CO

Instructions for Cover Page

(1)
Names and I.R.S. Identification Numbers of Reporting Persons—Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2)
If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with OTHER persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)
The 3rd row is for SEC internal use; please leave blank.

CUSIP No. 6002551103	Page 4 of 4 Pages

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons Merv Adelson

(2)	Check the Appropriate Box if a Member (a)	☐
	of a Group* (b)	☒

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) 00

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 1,428,571

	(8)	Shared Voting Power 5,942,857

	(9)	Sole Dispositive Power 1,428,571

	(10)	Shared Dispositive Power 5,942,857

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,942,857

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) [17.8%]

(14)	Type of Reporting Person (See Instructions) IN

Instructions for Cover Page

(1)
Names and I.R.S. Identification Numbers of Reporting Persons—Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2)
If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with OTHER persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)
The 3rd row is for SEC internal use; please leave blank.

Statement on Schedule 13D

        This Amendment No. 1 amends the Statement on Schedule 13D, filed with the Securities and Exchange Commission on June 24, 2002.

        The signature page is hereby amended to add the following signature:

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 24, 2002

/s/ MERV ADELSON Merv Adelson

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